UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

December 29, 2003
Date of Report (Date of earliest event reported)



ROYAL GOLD, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

303-573-1660
(Registrant's telephone number, including area code)

Item 5.   Other Events

On December 29, 2003, Royal Gold, Inc. announced that it filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission to register up to $300 million of securities. The Company also filed a registration statement on Form S-4 with the Securities and Exchange Commission to register 15 million shares of common stock. The information contained in the Company's news release is incorporated herein by reference and is filed as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

> Royal Gold, Inc.
> (Registrant)
>
> By: */s/ Karen Gross*
> Name: Karen Gross
> Title: Vice President & Corporate Secretary

Dated: December 29, 2003

INDEX TO EXHIBITS

Exhibit No.   Description

99.1   Press release dated December 29, 2003, "Royal Gold Files Shelf Registration Statements."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com

NEWSRELEASE

 ROYALGOLD,INC

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT:**
Stanley Dempsey, Chairman & CEO
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD FILES SHELF REGISTRATION STATEMENTS

DENVER, COLORADO. DECEMBER 29, 2003. ROYAL GOLD, INC. (NASDAQ: RGLD; TSX: RGL) today announced that it has filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission to register up to $300 million of securities, which may consist of common stock, preferred stock, depositary shares, warrants, or debt securities. The Company will use the proceeds from the sale of these securities for the acquisition of additional projects or royalty interests, working capital and general corporate purposes.

The shelf registration statement on Form S-3 provides flexibility for possible future sales of the registered securities by the Company when market conditions are favorable. To effect any such sales from time to time, the Company will file with the Securities and Exchange Commission one or more supplements to the prospectus included in the registration statement on Form S-3, which will provide details of the proposed offering.

The Company also filed a registration statement on Form S-4 with the Securities and Exchange Commission to register 15 million shares of common stock that may be offered and issued from time to time in connection with royalty acquisitions or acquisition of other businesses, assets, properties or securities. To effect any such sales from time to time, the Company will file with the Securities and Exchange Commission one or more supplements to the prospectus included in the registration statement on Form S-4, which will provide details of the acquisition.

5

The registration statements on Form S-3 and Form S-4 have been filed with the Securities and Exchange Commission but have not yet been declared effective. The securities included in the applicable registration statement may not be sold nor may any offers to buy be accepted prior to the time the applicable registration statement becomes effective. This press release shall not constitute any offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer of these securities will be made solely by means of the prospectus included in the applicable registration statement and the prospectus supplements relating to that offering.

About Royal Gold

Royal Gold is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD," and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at www.royalgold.com.